IMMEDIATE RELEASE

Points Renews Southwest Airlines Partnership

TORONTO, December 16, 2019 -- Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced a long term renewal of its contract with Southwest Airlines (NYSE:LUV) beginning January 1, 2020. Through a single integration with Points' Loyalty Commerce Platform, Southwest Airlines will continue to leverage a full suite of loyalty solutions designed to drive both increased revenue and member engagement.

"We're excited to extend our partnership with Points. Like Southwest Airlines, they focus on how to improve the Customer Experience. Together, we're building innovative solutions that enhance the Customers' engagement with Rapid Rewards, and the utilization of their points. This renewal is designed to be another chapter in our journey of value creation for our Customers, Rapid Rewards, Southwest and our Points partnership," said Corbitt Burns, Director of Rapid Rewards at Southwest Airlines.

"It's an exciting time in the loyalty industry as programs look to drive incremental revenue from loyalty transactions, and members seek out innovative solutions to reach their rewards faster," said Rob MacLean, CEO of Points. "Southwest Airlines has been a valued partner for several years and we are extremely happy to be renewing our partnership. We look forward to deepening our collaboration and continuing to deliver a seamless experience for Southwest Airlines Rapid Rewards members as they interact with their valuable points."

Since January 2013, Points has powered the Buy, Gift and Transfer programs for Southwest Airlines' Rapid Rewards members, launched an incentive program which enables merchants and businesses to directly reward their customers or employees, and created a donation program that allows members to donate their unused points to featured charities and non-profit organizations. Points also launched their tier qualifying points purchase campaign, re-launched the Top-up user experience and have a new accelerator promotion construct in market.

For more information on Southwest Airlines Rapid Rewards, visit www.southwest.com/rapidrewards. For more information on Points visit www.points.com.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

About Southwest Airlines Co.

In its 49th year of service, Dallas-based Southwest Airlines Co. (NYSE: LUV) continues to differentiate itself from other air carriers with exemplary Customer Service delivered by more than 60,000 Employees to a Customer base topping 130 million passengers annually. Southwest became the nation's largest domestic air carrier in 2003 and maintains that ranking based on the U.S. Department of Transportation's most recent reporting of domestic originating passengers boarded. In peak travel seasons, Southwest operates more than 4,000 weekday departures among a network of 101 destinations in the United States and 10 additional countries.

Book Southwest Airlines' low fares online at Southwest Airlines or by phone at 800-I-FLY-SWA.